April 13, 2006

     Mail Stop 4561
Aditya Puri
Managing Director
HDFC Bank Limited
Senapati Bapat Marg, Lower Parel
Mumbai, 40013, India

      Re:	HDFC Bank Limited
		Form 20-F for the Fiscal Year Ended March 31, 2005
		File No. 1-15216

Dear Mr. Puri:

      We have reviewed your supplemental response letter dated
April
4, 2006 and have the following comment.

Form 20-F for the Fiscal Year Ended March 31, 2005

Consolidated Financial Statements

Statements of Cash Flows, page F-5

1. We have reviewed your response to comment one of our letter dated
March 10, 2006. Please confirm to us that in future filings you will separately quantify cash flows related to loan purchases on your Statements of Cash Flows. Refer to paragraph 21 of SFAS 104.

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

      You may contact Sharon M. Blume, Staff Accountant, at (202)
551-3474 or me at (202) 551-3449 if you have questions.

      Sincerely,



      Joyce Sweeney
								Accounting Branch Chief
Aditya Puri
HDFC Bank Limited
March 10, 2006
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